Exhibit 99.2

Akarshak Maheshwari Replaces Amruta Karkare as Company Secretary

Ms. Amruta Karkare has resigned from her position as Company Secretary for personal reasons with effect from April 20, 2017. On May 29, 2017, the Company’s Board of Directors took note of her resignation and, on the recommendation of the Nomination, Remuneration and Compensation Committee, appointed Mr. Akarshak Maheshwari as the Company Secretary.